AGREEMENT


         THIS AGREEMENT, dated as of May 17, 1996 (the "Agreement"), is by and among ELTRAX SYSTEMS, INC., a Minnesota corporation ("Eltrax" or the "Company"), William P. O'Reilly, Clunet R. Lewis and Mack V. Traynor, III (collectively referred to herein as the "Eltrax Principals") and Howard B. and Ruby Lee Norton (collectively, the "Nortons").

         A. WHEREAS, Eltrax has agreed to acquire in two merger transactions all of the issued and outstanding capital stock of Nordata, Inc., a California corporation and Rudata, Inc., a California corporation, which are wholly owned by the Nortons, and the Nortons have agreed to sell Nordata and Rudata to Eltrax (the foregoing transactions are hereinafter referred to collectively as the "Merger");

         B. WHEREAS, Eltrax has also agreed that, if so requested by the Nortons, Eltrax will assist the Nortons to effectuate a private resale of Eltrax Common Stock which the Nortons receive as consideration in the Merger (the "Eltrax Common Stock").

         C. WHEREAS, the parties hereto desire to make certain representations and agreements to each other in connection with these agreements.

         NOW, THEREFORE, in consideration of the mutual representations and covenants contained herein, the parties hereto agree as follows:

                                    ARTICLE 1
                              ASSISTANCE OF ELTRAX

         1.1 Assistance of Eltrax. At any time after September 1, 1996 and continuing until May 31, 1998, the Nortons have the right to request the assistance of Eltrax to effect a private sale of a portion of the Nortons' shares of Eltrax Common Stock. This private sale will be for the lesser of One Million (1,000,000) shares of Eltrax Common Stock held by the Nortons or such number of shares of Eltrax Common Stock having a then current market value of Four Million Dollars ($4,000,000) (gross sales price before commissions, expenses and other costs of sale). Upon such written request of the Nortons, Eltrax will use its reasonable efforts to assist the Nortons in such private sale, but Eltrax will in no way guarantee the success of such sale or the sale price, nor will Eltrax be obligated to incur any costs in this effort. The Nortons will use their reasonable efforts to cooperate with Eltrax in preparing any appropriate disclosure documents.

         1.2 Legal Opinion. Prior to any such transfer or sale of Eltrax Common Stock by the Nortons in a private sale transaction as contemplated by this Agreement, the Nortons shall cause their legal counsel to deliver an opinion to Eltrax, which opinion shall be acceptable to Eltrax and its legal counsel, to the effect that such sale transaction is an exempt transaction under applicable federal and state securities laws and would not cause Eltrax to be in violation of any such securities laws.

         1.3 Co-Sale Right. If at any time before the Nortons have sold their first One Million shares of Eltrax Common Stock or all shares owned by the Nortons have been registered under the Securities Act of 1933, as amended, Eltrax undertakes to issue and sell Eltrax Common Stock in a private placement (other than pursuant to the exercise of outstanding options, warrants and other pre-existing rights to purchase Eltrax Common Stock and other than under the Eltrax 1995 Stock Incentive Plan), the Nortons shall have the right, but not the obligation, to participate in such private placement transaction upon the same terms and conditions applicable to Eltrax and in an amount of shares not to exceed the lesser of fifty percent (50%) of the Eltrax shares so placed or the same number of shares as provided in Section 1.1 hereof.


                                    ARTICLE 2
                          COVENANT OF ELTRAX PRINCIPALS

         2.1 Subject to this Section 2.1, each of the Eltrax Principals agrees not to sell any of his shares of Eltrax common stock until the Nortons have completed the sales of their Eltrax Common Stock in accordance with Section 1.1 hereof. This sale restriction will automatically be satisfied and will terminate on the earlier of: (a) when the Eltrax Principals have arranged for the private sale of an amount of shares of Eltrax common stock held by the Nortons equal to the lesser of one million (1,000,000) shares or such number of shares having a then current market value of Four Million Dollars ($4,000,000) (gross sales price before commissions, expenses and other costs of sale), except if such sale does not close for any reason other than the Norton's unwillingness to consummate the transaction at a time when such purchaser(s) is ready, willing and able to consummate the transaction, or (b) December 31, 1996 if, by such date, the Nortons have not notified Eltrax and the Eltrax Principals with a bona fide request for the assistance of the Eltrax Principals to effectuate the Nortons' private sale of shares of Eltrax Common Stock in accordance with the terms of this Agreement.

                                    ARTICLE 3
                            MISCELLANEOUS PROVISIONS

         3.1 Expenses. Each of the parties hereto shall bear its own costs, fees and expenses in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including without limitation fees, commissions and expenses payable to brokers, finders, investment bankers, consultants, exchange or transfer agents, attorneys, accountants and other professionals, whether or not the transactions contemplated herein is consummated.

         3.2 Amendment and Modification. Subject to applicable law, this Agreement may be amended or modified by the parties hereto at any time prior to the Closing with respect to any of the terms contained herein; provided, however, that all such amendments and modifications must be in writing duly executed by all of the parties hereto.

         3.3 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy shall preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent shall be given in writing in the same manner as for waivers of compliance.

         3.4 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any person or entity (other than a party hereto and his, her or its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

         3.5 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally; (ii) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgement, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or (iii) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment:

         If to the Nortons:

                   To:     Howard and Ruby Norton
                           c/o Datatech
                           27126 Paseo Espada, Suite 1602
                           San Juan Capistrano, CA  92675
                           Fax:     (714) 493-1840

                   With a copy to:

                           Brown and Streza
                           7700 Irvine Center Drive, Suite 900
                           Irvine, CA 92718
                           Attn: Richard E. Streza, Esq.
                           Fax: (714) 453-2916

or to such other person or address as either of the Companies shall furnish to the other parties hereto in writing in accordance with this Section.

                  If to Eltrax:

                   To:     Eltrax Systems, Inc.
                           Rush Lake Business Park
                           1775 Old Highway 8
                           St. Paul, MN 55112
                           Attn: Mack V. Traynor III
                                 Chief Executive Officer
                           Fax: (612) 633-8372

                   With a copy to:

                           Oppenheimer Wolff & Donnelly
                           45 South Seventh Street
                           Suite 3400
                           Minneapolis, MN 55402
                           Attn: Thomas R. Marek, Esq.
                           Fax:  (612) 344-9376


or to such other person or address as Eltrax or either of the Acquisition Subs shall furnish to the other parties hereto in writing in accordance with this Section.

         3.6 Governing Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the internal substantive laws of the State of Minnesota (without regard to the laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

         3.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         3.8 Headings. The table of contents and the headings of the sections and Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

         3.9 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the arrangements concerning the Nortons' potential sale of Eltrax Common Stock contemplated by this Agreement. There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior and contemporaneous oral and written agreements and understandings between the parties with respect to the transaction or transactions contemplated by this Agreement (including without limitation the letter dated March 19, 1996, between the Eltrax Principals and Shareholders and all amendments and extensions thereof). Provisions of this Agreement shall be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision shall become invalid or unenforceable under applicable Law such provision shall be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement shall continue in full force and effect.

         3.10 Injunctive Relief. It is expressly agreed among the parties hereto that monetary damages would be inadequate to compensate a party hereto for any breach by any other party of its covenants and agreements in this Agreement. Accordingly, the parties agree and acknowledge that any such violation or threatened violation shall cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party shall be entitled to injunctive relief against the threatened breach of this Agreement or the continuation of any such breach without the necessity of proving actual damages and may seek to specifically enforce the terms thereof.

         3.11 Arbitration. With the sole exception of the injunctive relief contemplated by Section 3.11, any controversy or claim arising out of or relating to this Agreement, or the making, performance or interpretation hereof, including without limitation alleged fraudulent inducement hereof, shall be settled by binding arbitration in Minneapolis, Minnesota by a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Judgment upon any arbitration award may be entered in any court having jurisdiction thereof and the parties consent to the jurisdiction of the courts of the State of Minnesota for this purpose.

         3.12 Attorneys Fees. If any arbitration, litigation or similar proceedings are brought by any party to enforce any obligation or to pursue any remedy under this Agreement, the party prevailing in any such arbitration, litigation or similar proceedings shall be entitled to costs of collection, if any, and reasonable attorneys fees incurred in connection with such proceedings and in collecting or enforcing any award granted therein.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                            Eltrax Systems, Inc.



                                            By: /s/
                                            Its: President and CEO




                                            /s/
                                            William P. O'Reilly




                                            /s/
                                            Clunet R. Lewis




                                            /s/
                                            Mack V. Traynor, III




                                            /s/
                                            Howard B. Norton



                                            /s/
                                            Ruby Lee Norton